CADIZ INC.

550 South Hope Street

Suite 2850

Los Angeles, California 90071

April 10, 2020

SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Anuja A. Majmudar

Ms. Laura Nicholson

Re:	Cadiz Inc.

Registration Statement on Form S-3

Filed March 23, 2020

File No. 333-237352

Ladies and Gentlemen:

This letter is submitted by Cadiz Inc., a Delaware corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-3 (the “Registration Statement”) submitted by the Company to the Commission on March 23, 2020, as set forth in your letter dated April 6, 2020 addressed to Mr. Timothy J. Shaheen, Chief Financial Officer of the Company (the “Comment Letter”). The Company is concurrently submitting to the Commission Amendment No. 1 to the Registration Statement, which includes changes that reflect responses to the Staff’s comments. In addition to addressing the Staff’s comments in the Comment Letter, the Company has revised the Registration Statement to update certain other disclosures.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein in italicized font, followed by the Company’s response to each comment.

U.S. Securities and Exchange Commission

April 10, 2020

Registration Statement on Form S-3 filed March 23, 2020

General

1.	We note that there is no established public trading market for your shares of Series 1 Preferred Stock and that you do not intend to apply to list them on any securities exchange or automated quotation system. Please revise your prospectus to disclose a fixed price at which the selling stockholders will be reselling their shares of Series 1 Preferred Stock. Please refer to Schedule A, Paragraph 16 and Item 501(b)(3) of Regulation S-K.

Response to Comment #1:

We acknowledge the Commission’s request that we revise the prospectus contained in the Registration Statement to disclose a fixed price at which the selling securityholders will be reselling their shares of Series 1 Preferred Stock, or the Preferred Shares. However, the Company respectfully advises the Staff that Instruction 2 to Item 501(b)(3) of Regulation S-K provides that “if it is impracticable to state the price to the public” the issuer must “explain the method by which the price is to be determined.” Because the Preferred Shares may be resold to the public by the selling securityholders at various times and in various privately negotiated manners, it is impracticable for the Company to state in the Registration Statement the price at which the Preferred Shares will be sold to the public.

The Company respectfully advises the Staff that the outside cover page to the prospectus contained in the Registration Statement, as originally filed, contains the following disclosure: “The selling securityholders may sell the shares covered by this prospectus from time to time through any of the means described in the section of this prospectus entitled “Plan of Distribution.” The prices at which the selling securityholders may sell the Preferred Conversion Shares, the Note Conversion Shares and the Additional Common shares will be determined by the prevailing market price for the shares or in negotiated transactions. The prices at which the selling securityholders may sell the Preferred Shares will be determined in negotiated transactions.”

The section of the prospectus contained in the Registration Statement entitled “Plan of Distribution”, as originally filed, explains that the shares covered by the prospectus may be resold from time to time by the holders thereof “on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions.”

Notwithstanding the foregoing, the Company respectfully advises the Staff that it has updated the disclosure on the cover page of the prospectus contained in the Registration Statement to more prominently disclose that the price at which the Preferred Shares may be resold is uncertain and will be determined as described in the sections entitled “Determination of Offering Price” and “Plan of Distribution.” Accordingly, the Company has added a section entitled “Determination of Offering Price” and revised the section entitled “Plan of Distribution” to emphasize that, because there is no public trading market for the Preferred Shares and no public trading market for the Preferred Shares is expected to develop, and the Company does not plan to apply to list the Preferred Shares on any securities exchange, quotation system or other recognized trading system, the prices at which the Preferred Shares may be resold will be determined in privately negotiated transactions and will depend on the manner and timing of such sale, though in any event such prices likely will be derived from the market price of the shares of the Company’s common stock on the Nasdaq Global Market at the time of sale.

U.S. Securities and Exchange Commission

April 10, 2020

2.	We note that you incorporate by reference your Form 10-K for the fiscal year ended December 31, 2019 and that such report incorporates by reference information from your definitive proxy statement, which has not yet been filed. Prior to requesting acceleration of the effectiveness of this registration statement, please either amend the Form 10-K to include information required by Part III of Form 10-K or file the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01 for guidance.

Response to Comment #2:

The Staff’s comment is noted. The Company will file the definitive proxy statement relating to its 2020 annual meeting of shareholders prior to requesting acceleration of the effectiveness of the Registration Statement.

If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the Company’s counsel, Mr. Kevin Friedmann at (310) 586-7747 or Ms. Laurie Green at (954) 768-8232.

Sincerely,

/s/ Timothy J. Shaheen
Timothy J. Shaheen,
Chief Financial Officer

cc:	Kevin Friedmann, Esq., Greenberg Traurig, LLP

Laurie Green, Esq., Greenberg Traurig, LLP